SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE SOUTHERN HEMISPHERE´S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES THE LAUNCH OF THE CAPITAL INCREASE OF TELESP CELULAR PARTICIPAÇÕES S.A .

São Paulo - Brazil, November 9, 2004 – TELESP CELULAR PARTICIPAÇÕES S.A. (TCP) (BOVESPA: TSPP3 (ON = Common Shares) / TSPP4 (PN = Preferred Shares); NYSE: TCP), announces the launch of a capital increase. TCP is one of the companies belonging to the largest wireless group in the southern hemisphere and controls: (i) 100% of the capital stock of Telesp Celular S.A. (TC); (ii) 100% of the capital stock of Global Telecom S.A. (GT); and (iii) 90.2% of the voting capital stock (51.4% of the total capital stock), excluding treasury shares, of Tele Centro Oeste Celular Participações S.A. (TCO), operating companies offering services under the VIVO brand.

Telesp Celular Participações S.A. (" Company ") announces that it will proceed a capital increase of up to R$ 2,053,895,871.47 through the subscription of shares pursuant to shareholders' exercise of preemptive rights. Of that amount, R$ 2,000,000,000.00 will be paid in cash, and a portion equal to R$ 53,895,871.47, corresponding to the tax benefit from goodwill effectively realized in the 2003 fiscal year, will be subscribed for with credits by Portelcom Participações S.A, a shareholder of the company. 410,779,174,294 new shares will be issued, 143,513,066,618 of which will be common shares and 267,266,107,676 of which will be preferred shares, all of them identical to the outstanding shares in all respects.

The period to exercise the right to acquire the new shares in the Brazilian market will be from November 18, 2004 to December 17, 2004 for shareholders holding common shares or preferred shares on November 11, 2004. These sharesholders will be entitled to subscribe for 0.350558679 new shares for each share they hold on that date.

The capital increase is conditioned upon the subscription for a minimum amount of R$1,400,000,000.00.

Shares acquired from November 12, 2004 onwards will not entitle the purchaser to the subscription right.

Shareholders holding shares issued by the Company who wish to trade their subscription rights may do so from November 18, 2004 to December 10, 2004. Shareholders who wish to subscribe for any leftover unsubscribed shares must indicate their interest in doing so in the applicable subscription bulletin.

The issue price will be R$ 5,00 (five Reais ) per lot of one thousand shares for both classes of shares of the Company and shall be paid in cash, in Brazilian currency, upon subscription.

After confirmation of the capital increase by the Board of Directors, the shares issued will be entitled to receive the full amount of any dividends to be declared by the Company thereafter.

Shareholders who indicate an interest through their subscription bulletins in subscribing for any leftover unsubscribed shares will have a period of three (3) business days after the determination of the number of leftover shares to subscribe for a portion of such leftover shares, which period will begin on December 21, 2004 and end on December 23, 2004.

Shareholders who indicate an interest through their subscription bulletins in subscribing for any leftover unsubscribed shares after the first reoffering round will have a period of three (3) business days after the determination of the number of leftover shares from the first reoffering round to subscribe for a portion of such leftover shares, which period will begin on December 27, 2004 and end on December 29, 2004.

If unsubscribed shares remain after the second reoffering round, the Executive Officers of the Company may decide, as authorized by the Board of Directors, to dispose of the remaining shares in an auction at the São Paulo Stock Exchange (" Bovespa ") for the benefit of the Company (article 171, paragraph 7, item "b" of the Corporations Law), which auction, if necessary, will be held on January 4, 2005, or to allocate such remaining shares among the shareholders through additional reoffering rounds.

A registration statement on Form F-3 (" F- 3 " ) has been filed with the U.S. Securities and Exchange Commission (" SEC ") regarding the preferred shares, ADSs and the related subscription rights to be offered in the United States of America (" U.S. "), but such registration statement has not yet been declared effective by the SEC. The subscription rights, the preferred shares and the ADSs may not be sold nor may offers to buy be accepted in the United States or to U.S. persons (as defined under U.S. law) prior to the time the F-3 becomes effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy preferred shares, ADSs or the related subscription rights in the United States or to U.S. persons, nor shall there be any sale of subscription rights, preferred shares or ADSs in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

The prospects relating to the offering of subscription rights, preferred shares and ADSs may be obtained, when it is available, at the following address: MacKenzie Partners, Inc., 105 Madison Avenue , New York , New York , 10016 , U.S.A. , tel. (212) 929-5500.

The rights offered to U.S. holders of TCP common shares may be transferred by U.S. holders only in accordance with Regulation S under the U.S. Securities Act of 1933, as amended.

The offering of rights described herein is made for the securities of a Brazilian company. The offering is subject to disclosure requirements in Brazil , which are different from those of the United States .

It may be difficult for a person in the United States subscribing for shares to enforce its rights and any claim it may have arising under the US federal securities laws, given that the Company is located in Brazil and some or all of its officers or directors are residents of Brazil or of other foreign countries. A person in the United States subscribing for shares may not be able to sue the Company or its officers or directors in a Brazilian court or in a court in another country outside the United States for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court's judgment.

VIVO – Investor Relations
Telephone: +55 11 5105-1172
Email: ir@vivo.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.